September 8, 2014

VIA EDGAR AND EMAIL

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RingCentral, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
File No. 001-36089

Dear Ms. Mills-Apenteng:

On behalf of RingCentral, Inc. (the “Company”), I submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated August 29, 2014, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note that your Form 10-K for the year ended December 31, 2013 does not discuss the key business metrics (i.e., annualized exit monthly recurring subscriptions; RingCentral Office annualized exit monthly recurring subscriptions; net monthly subscription dollar retention rate) that were previously disclosed in the registration statement on Form S-1 in connection with the initial public offering. We also note that some of these key business metrics were discussed by management in the Q42013 and Q12014 earnings calls. Please tell us why you have not included this information in the 10-K and, to the extent applicable, why you believe that this information is not material to investors.

The Company did not include the key business metrics noted by the Staff because the Company did not believe that this information was required disclosure in filings under the Securities Act of 1934 (the “1934 Act”). Upon receipt of the Staff’s letter and further consideration of this issue, the Company advises the Staff that it will include in its future filings under the 1934 Act the key business metrics noted in the Staff’s comment that were previously disclosed in the registration statement on Form S-1 in connection with the Company’s initial public offering to the extent these metrics remain material to an understanding of the Company’s operating results.

Maryse Mills-Apenteng

Securities and Exchange Commission

Re: RingCentral, Inc.

September 8, 2014

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clyde Hosein

Clyde Hosein

Executive Vice President and Chief Financial Officer

cc:	Via Email
Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati